Mail Stop 4561

September 8, 2006

Davis St. Clair
Chief Executive Officer and Chairman
MEDecision, Inc.
601 Lee Road
Chesterbrook Corporate Center
Wayne, PA 19087

> **Re: MEDecision, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 11, 2006**
> **File No. 333-133532**

Dear Mr. St. Clair:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

For purposes of this comment letter, we refer to the pagination in a courtesy copy of your Form S-1 filed on August 11, 2006 that was provided to us by counsel.

Form S-1

General

1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the

material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please update your financial statements and related disclosure pursuant to Rule 3-12 of Regulation S-X.

Outside Front Cover Page

3.   Please delete the words, "Sole Bookrunning Manager" and "Co-Lead Manager" from the outside front cover page of the prospectus, since the meaning and significance of these references to potential investors is unclear and an explanation would not be consistent with Rule 421(d).

Prospectus Summary, page 1

Company Overview, page 1

4.   We note that the disclosure provided under the subheadings "Company Overview" and "Industry Overview" are nearly identical to disclosure provided under similar subheadings on pages 34 and 55. Please note that the summary should not merely repeat the text of disclosure found elsewhere in the prospectus, but should provide a brief overview of the most significant aspects of the offering and your business. Please revise. See Item 503(a) of Regulation S-K.

5.   Please provide appropriate context for the claim that you are a "leading provider of software, services and clinical content to healthcare payers." Disclose the basis for the conclusion that you are a leader in your industry; for example, disclose the basis of your assertion that your customers insure or manage care for approximately one out of every six insured persons in the U.S. and the percentage of total number of managed care organizations that are your customers. Ensure that the claim you are making is balanced to provide a complete and accurate context for the claim. How does your status compare to that of significant competitors with respect to important measures of leadership? If the assessment of your relative status is not based on the opinions of independent third parties, rephrase the claim to convey that it is your belief.

6.   Your summary should contain balanced disclosure regarding your business and financial condition. Revise your summary to disclose your dependence on a limited number of customers (i.e., that 50% of your revenues in fiscal 2005 were derived from your top 5 customers and that one customer, Health Care Service Corporation, accounted for 25% of your revenues); that you experienced losses in three of the last five fiscal years and have an accumulated deficit of $33.2 million;

and that you have a material weakness in your internal controls over financial reporting with respect to your accounting and reporting of certain complex transactions that led to a restatement of your financial statements for the fiscal years 2001-2004.

Industry Overview, page 1

7.   With respect to any third-party statements, such as the market data by CMS (pages 1 and 55) HealthCore, Inc. (pages 3 and 59), Gartner (page 55), etc. presented in your disclosure, please revise the prospectus as necessary to provide the name of the source, date of the report or cited industry information and key assumptions underlying the cited statistic. Please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether all or any of the reports were prepared for you. If the source you cite is believed to be publicly available, please explain the nature of the availability and the amount of any payment that is required to obtain the information.

Risk Factors, page 9

8.   Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. Many of the subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note the following "[s]ome of our customers compete with us, and some provide solutions that are similar to those we offer," and "[o]ur failure to license and effectively integrate third-party technologies could harm our business." Please revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text. Additionally, rather than stating that a factor could "adversely affect" or "harm" your business, financial condition and results of operations, the subheading should indicate what the adverse or harmful effects might be, such as reduced income or revenues or loss of customers.

Consolidation in the healthcare industry… page 9

9.   Expand your disclosure to put this risk in context for investors. Has the consolidation of participants in this industry impacted your business in the past? If so, revise to quantify the financial impact of prior consolidation on your revenues or customer base. How have these consolidations impacted your competitive position within the healthcare industry?

We derive a significant portion of our revenues from a limited number. . ., page 12

10.   We note that your top five customers accounted from approximately 50% of your revenues in fiscal 2005. Revise to name all customers that accounted for more than 10% of your total revenues. Given that Health Care Service Corporation represents 25% of your total revenues, it appears that you are substantially dependent on your relationship with this customer and all material agreements with this customer should be filed as exhibits to the registration statement. If you are materially dependent on any other agreements with significant customers, such agreements should be filed as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Our failure to license and effectively integrate third-party technologies . . ., page 18

11.   Revise to state if you are materially dependent on any third-party licenses. If so, such licenses should be filed as exhibits to the registration statement. We also note your statement on page 19 that certain of your communications and information services are provided through third-party service providers. If you are materially dependent on any of these service providers, please revise to so state and file any agreements with these providers as exhibits.

Use of Proceeds, page 26

12.   We note that the vast majority of your net proceeds will be used for working capital and general corporate purposes. Please provide more meaningful disclosure of areas where you intend to use the net proceeds. Since your disclosure indicates that you do not anticipate materially increasing expenditures on marketing or research and development, revise to provide more robust disclosure on how you do intend to use the proceeds of this offering.

Conversion and Exercise Transactions, page 27

Current Capitalization, page 27

13.   You state that as of August 10, 2006, you have 6,557,201 shares of common stock outstanding. However, on page 5 (and elsewhere in the document) you state that you have 23,201,425 shares of common stock outstanding as of that date. It appears that the share amount on page 5 assumes the full conversion of your preferred stock. Please advise or revise.

14.   It does not appear that the agreements setting forth the conversion rights of the Series B, and C preferred stockholders were filed as exhibits to this registration statement. Please file these agreements with your next amendment. In any case

where two or more documents required to be filed are substantially identical in all material respects except as to the parties thereto, the dates of execution or other details, you may file a copy of only one of such documents, with a schedule identifying the other documents omitted and setting forth the material details in which such documents differ from the document filed. See Instruction 2 to Item 601 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 34

15.   Consider expanding your "Overview" to include management's perspective on the business. Consider using this section to provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. We note that you identified the factors that your company's executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing your company and how is management dealing with these issues. For example, we note that you expect sales and marketing, research and development, and general and administrative expenses to remain a consistent or decreasing percentage of revenue for the foreseeable future, but you expect all growth in revenues from all your modules in the foreseeable future. Revise to disclose how you anticipate growing your business without significant changes to your expenses.   Refer to Release 33-8350 on our website at www.sec.gov.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 41

16.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement.

Consolidated Results of Operations, page 43

17.   There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed. For instance, the revenue, cost of revenue and SG&A expense disclosures do not quantify each source that contributed to the change. The disclosure should quantify each source that contributed to a material change. See Section III. D of SEC Release 33-6835. In addition, your disclosure should remove vague terms such as "primarily" in favor of specific quantifications. Please revise.

Comparison of Three Months Ended March 31, 2006 and 2005, page 43

18.   Revise to discuss the period over period changes in net income. Also, your disclosure should discuss the impact of the accretion of your Series B and C Preferred Stock on your statement of operations. Revise to explain the impact of the accretion of your preferred stock on loss available to common shareholders. Note this comment also applies to your results of operation discussion for fiscal years 2005 compared to 2004 and 2004 compared to 2003.

Revenue, page 43

19.   We note your disclosure that indicates revenue increased due to increases in fees and volume. We also note the new modules and products you introduced since fiscal year 2003 based on your disclosure on page 34. Revise to quantify the extent to which increases in revenues are attributable to increases in volume, prices and new products pursuant to Regulation S-K, Item 303(a)(3)(iii). For example, what pricing pressures are there within your industry? Do you have any competitors who exert significant pricing pressures on the other participants in your industry? If material, revise to discuss the impact of inflation and changing prices on your revenues and on income from continuing operations. Note this comment also applies to your results of operation discussion for fiscal years 2005 compared to 2004 and 2004 compared to 2003.

Liquidity and Capital Resources, page 49

20.   We note that your discussion of liquidity and capital resources is a recitation of the items contained within your cash flow statement. This does not contribute to an understanding of your cash flows rather it repeats items that are readily determinable from the financial statements. Your disclosures should provide enhanced disclosure of the underlying reasons for the changes (e.g. cash receipts from customers, cash payments to suppliers, etc.). Refer to SEC Release 33-8350 and please revise.

21.   Your overview discussion is primarily based on your cash position as of December 31, 2005. Revise to include a discussion of your cash position as of the latest interim financial statement included in your registration statement.

22.   We note all your redeemable convertible preferred stock (including dividends) will be converted to common stock in connection with this offering. Revise to disclose whether there is any uncertainty regarding your ability to fund the redemption of the preferred stock if the offering does not go effective. In this respect, your disclosure should disclose your ability to meet upcoming cash requirements and uncertainties surrounding your ability to meet your cash requirements. We refer you to the Commission's "Guidance Regarding

Management's Discussion and Analysis of Financial Condition and Results of Operations" Release No. 33-8350, Section IV.

Operating Activities, page 50

23.   Revise to clarify why deferred revenue increased in the three months ended March 31, 2006 and the year ended December 31, 2005. In addition, we note your disclosure does not identify cash collected (or expected collection) from accounts receivable as an underlying driver of your liquidity or discuss the reasons for the material changes of this underlying driver. Revise as appropriate. We refer you to the disclosure requirements of Regulation S-K, Item 303 (a)(1) and SEC Release 33-8350.

Controls and Procedures and Changes in Accountants, page 53

24.   Revise to provide a materially complete description of the material weaknesses referenced in this section. Disclose when the material weaknesses were discovered, what remedial measures have been taken to specifically address each material weakness, and whether such material weakness continued to exist at the end of your most recent fiscal quarter.

Business, page 55

25.   Revise to provide the disclosure required by Item 101(c)(1)(iv) for the third-party licenses referenced in your risk factor disclosure and by Item 101(c)(1)(xi) for company-sponsored research and development.

Our Collaborative Data Exchange Suite, page 63

26.   If material, expand your disclosure regarding the two new software modules referenced in the second bulletpoint to provide the information required by Item 101(c)(1)(ii).

Customers, page 65

27.   Revise to state your dependence on a single customer, or a few customers, the loss of which would have a material adverse affect on your business. See Item 101(c)(1)(vii) of Regulation S-K. In this regard, we note your disclosure relating to HCSC on page 65. However, on page 12 you state that five customers accounted for 50% of your revenues in 2005. Please revise your disclosure to discuss your significant customers over all periods presented in the prospectus.

Management, page 68

Executive Compensation, page 73

28.   It is unclear why the annual incentive bonus paid to Mr. Capobianco and the commissions paid to Ms. Bantivoglio are characterized as "other compensation" rather than salary or bonus. For example, on page 76, you disclose that Mr. Capobianco's employment agreement includes an "annual revenue bonus" equal to 1% of the net increases in your consolidated revenues for such year. See Item 402(b)(2)(iii) of Regulation S-K. Please advise.

Employment Agreements, page 75

29.   Please revise to describe the terms and conditions of all employment agreements with your named executive officers. See Item 402(h) of Regulation S-K. Please tell us why the commission plan with Ms. Bantivoglio referenced on page 73 has not been filed as exhibit. If you have oral employment agreements with your named executive officers, these understandings or agreements should be reduced to writing and filed as exhibits to the registration statement.

Employee Benefit Plans, page 77

30.   We note your statements that your summaries of the employment benefit plans disclosed in this section are "qualified in their entirety" by reference to the respective plans filed as exhibits to the registration statement. Please note that such qualification is not appropriate since investors are entitled to rely on the disclosure provided in your prospectus. Please revise to delete these and any similar qualification and to state these are materially complete summaries of the terms of these plans.

Certain Relationships and Related Party Transactions, page 83

Incentive Bonus Pool, page 86

31.   Revise to provide a materially complete description of this pool, including a disclosure relating to the "certain employees" eligible to participate in the pool and the criteria to be used to determine the allocation amounts to these employees.

Principal and Selling Shareholders, page 87

32.   It appears that you calculate beneficial ownership for all named shareholders based upon the assumed conversion of all outstanding shares of preferred stock. Given that all preferred stock has not yet converted, tell us how this is consistent with Rule 13d-3.

33.   Please note that your disclosure should provide all the information required by
         Item 507 of Regulation S-K, including a materially complete description of the
         issuance transactions whereby all selling shareholders received the shares being
         offered for their accounts. Please revise to disclose the basic terms of all such
         issuance transactions, including the dates the transactions took place, the material
         terms of the transactions, the parties who participated in the transactions and the
         number of shares, options or warrants received by them.

34.   Please identify the natural person(s) who exercise voting and/or dispositive
         powers over the securities held by those business entity selling shareholders listed
         on page 88. For guidance, please refer to Exchange Act Rule 13d-3 and
         Interpretation I.60 of the July 1997 manual of publicly available Division of
         Corporation Finance telephone interpretations.

35.   Further, please denote whether any selling shareholders are registered broker-
         dealers or affiliates of broker-dealers. It appears that all selling shareholders
         acquired their shares as investments, rather than as transaction-based
         compensation for the performance of investment banking or similar services.
         Accordingly, if any selling shareholders are registered broker-dealers, they should
         be named as underwriters. With respect to any affiliates of registered broker
         dealers, expand the prospectus to indicate whether they acquired the securities to
         be resold in the ordinary course of business. Also indicate whether at the time of
         the acquisition they had any agreements, understandings or arrangements with
         any other persons, either directly or indirectly, to dispose of the securities.

Certain Material U.S. Federal Income Tax Considerations for Non-U.S. Holders, page
100

36.   Please tell us if the company and its representatives intend for there to be an
         international component to this offering.

Financial Statements

Consolidated Balance Sheets, page F-4

37.   Please revise to include a pro forma balance sheet (excluding the effects of the
         offering) along side the historical balance sheet, giving effect to the change in
         capitalization (but not the offering proceeds) pursuant to Section AU 560.05.
         Footnote disclosures to this presentation should clarify the status of your
         redeemable convertible preferred stock as a result of your initial public offering.
         In addition, pro forma earnings per share for the latest year and interim period
         should be presented in the statements of operations giving effect to the conversion
         (but not the offering).

Notes to Consolidated Financial Statements

Note (2) Restatement of Financial Statements, page F-7

38.   It appears you have made additional changes to your previously reported financial statements then the errors discussed in your restatement footnote. For example, we note your restated term license revenue caption has decreased by 22% and your subscription, maintenance and transaction fees revenue caption increased by 15% from the amounts previously reported in fiscal year 2004. We also note your restated gross margin increased by approximately 2% from the amount previously reported in fiscal year 2004. In addition, we note your restated accounts receivable decreased 15%, deferred revenue decreased 12% and other accrued expenses increased 15% from the balances previously reported as of December 31, 2004. Revise your disclosure to address why these restated balances have changed from the amounts previously reported. In addition clarify whether these changes were from an accounting change or the correction of an error pursuant to SFAS 154.

Note (3) Summary of Significant Accounting Policies

(c) Revenue Recognition, page F-9

39.   We note your policy with respect to the manner in which you establish VSOE of fair value of the elements in you arrangements. Please clarify the following with respect to your policy:

   ▪   Your disclosure indicates you generally establish VSOE of fair value of your undelivered elements based on the price charged when that element is sold separately pursuant to paragraph 10 of SOP 97-2. However your disclosure with respect to your maintenance revenue indicates you establish VSOE of fair value of your maintenance element based on renewal rates pursuant to paragraph 57 of SOP 97-2. Revise your disclosure to clarify your policy for establishing VSOE of fair value of your undelivered elements.

   ▪   Your disclosure states that for elements not yet sold separately, you allocate revenue to each undelivered element based on the price established by management if it is probable the price will not change before the element is sold separately. Tell us what elements in your arrangements that you have used this method to establish VSOE of fair value. In addition, tell us how long after you established VSOE in this manner you sold the element separately and whether the price changed when sold separately.

   ▪   Your disclosure with respect to your service elements indicates you have established VSOE of fair value of your services based on the "package pricing" for the various service elements of your arrangements. However, a price list, in and of itself, does not qualify as VSOE of fair value. Therefore, tell us whether you have a history of separate sales of your services at list price in order to establish VSOE of fair value of each service you offer. In addition, tell us whether the prices charged in separate service sales vary from customer to customer and if so, how you determined the separate prices are supportive of VSOE of fair value.

40.   Your disclosure indicates you recognize revenue from the license and maintenance elements of your short term time-based licenses ratably over the license term. Clarify why you recognize the license fee ratably over the license term and how your accounting complies with SOP 97-2 as amended and AICPA Technical Practice Aid Number 5100.53. As part of your response, clarify the length of the term of your short term time-based license and maintenance services. In addition, revise your disclosure on page 35 to discuss the nature and term of your short term time-based licenses.

41.   Your disclosure indicates revenue from multiyear time-based licenses that include maintenance is recognized ratably over the license term unless a substantive maintenance renewal rate exists. However, your disclosure on page 35 indicates you recognize revenue for the multiyear term license element upon delivery. Clarify how your accounting complies with SOP 97-2 as amended and AICPA Technical Practice Aid Number 5100.54 and revise your disclosure as necessary. Please ensure to address all the indicators included in AICPA Technical Practice Aid Number 5100.54.

42.   Your disclosure on page 35 states that you offer annual subscription licenses to utilize certain software applications. Clarify the method of delivery for these software arrangements. In this respect, clarify how these arrangements are different than your term licenses and your hosting services. Tell us how your accounting for these sales arrangements complies with SOP 97-2. As part of your response, explain whether you are accounting for these arrangements as services or whether you are applying subscription accounting pursuant to paragraph 48 and 49 of SOP 97-2.

43.   We note your general disclosure with respect to your hosting services revenue recognition policy. Explain whether the application of EITF 00-3 to your hosting arrangements requires you to recognize hosting revenue pursuant to SOP 97-2 or SAB Topic 13. Specifically tell us whether or not your customers have the contractual right to take possession of the software at any time during the hosting period without significant penalty and whether it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.

44.   Your disclosure indicates you recognize revenue from consulting, training and other services using the percentage of completion method based on direct labor hours. However your disclosure also states consulting services primarily comprise implementation support related to the installation and configuration of your products and do not typically require significant production, modification or customization of the software. Therefore, tell us how recognizing services that do not require significant production, modification or customization of the software using the percentage of completion method complies with paragraph 66 of SOP 97-2.

45.   Your disclosure states you recognize license fee and consulting services concurrently for arrangements that require significant production, modification or customization of the software. Clarify how you measure progress to completion in these arrangements. We refer you to paragraphs 78 through 91 of SOP 97-2.

46.   Tell us your consideration of the disclosure requirements of SAB Topic 13.B with respect to your multiple elements arrangements. In this respect, for each material type of transaction, this guidance requires you to disclose your accounting policy for each unit of accounting as well as how units of accounting are determined and valued. Please revise as appropriate to comply with this guidance.

47.   Revise to disclose the components of your deferred revenue pursuant to Regulation S-X, Rule 5-02.26(c). In addition, tell us why all of your deferred revenue is classified as current.

48.   We note your disclosure on page 37 that states that you expense sales commissions at the time the related revenue is recognized. Clarify whether you expense the sales commissions as your software revenue is recognized or whether you allocate a portion of the expense to your customer support and professional services revenue. Tell us how your policy complies with accordance with SAB Topic 13, Section A.f, Question 5.

(n) Stock-Based Compensation, page F-15

49.   Your disclosure indicates you have adopted SFAS 123R utilizing the modified-prospective transition method. However, it appears that prior to adopting SFAS 123R, you used the minimum value method of measuring equity share options for purposes of complying with SFAS 123. Therefore, you are required to adopt SFAS 123R using the prospective method pursuant to paragraph 83 of SFAS 123R. In addition, clarify how your pro forma disclosure for outstanding awards accounted for under the intrinsic value method of APB 25 complies with paragraph 85 of SFAS 123R. Please advise or revise as appropriate.

50.   Revise to disclose a description of the expected term utilized to determine the fair value of your options at date of grant pursuant to paragraph A240.e.(2)(a) of SFAS 123R.

Note (6) Income Taxes, page F-22

51.   Your disclosure states, "management's assessment was that it was more likely than not that at December 31, 2005, net operating loss carryforwards relating to two years of projected taxable income would be realized." Provide your analysis supporting your conclusion that a valuation allowance is not needed for two years of projected taxable income. As part of your response, tell us how you considered the positive and negative factors identified in paragraphs 23 through 25 of SFAS 109 when forming your conclusion. Tell us the impact that the projected taxable income had on your conclusion. That is, indicate how the impact equates with extent that the projections can be objectively verified.

Note (7) Convertible Preferred Stock and Redeemable Convertible Preferred Stock, page F-24

52.   Your disclosure indicates the terms of the Series B and C redeemable convertible preferred stock include certain conversion options that represent derivative financial instruments under the provisions of SFAS 133. Your disclosure further indicates this conclusion is based on the redemption features that allow the holder to be able to redeem the preferred stock by receiving cash that is based on the value of the common stock and to put the shares back at the greater of the accreted value or fair value. Explain how you determined these features permit net settlement of the conversion option pursuant to the guidance of paragraphs 6.c and 9 of SFAS 133. In this respect, tell us how you considered the fact that the Series B and C shareholders are not able to request redemption until the earlier of March 30, 2007 or the date of withdrawal of the registration statement on Form S-1 when concluding the conversion feature permits net settlement.

53.   We note from your disclosure that you recorded a discount associated with the beneficial conversion feature of your Series C redeemable convertible preferred stock. Since you have concluded the embedded conversion feature meets the criteria of SFAS 133 to be separated from the host contract and accounted for as a derivative, the instrument is not within the scope of EITF 98-5. We refer you to the guidance of paragraph 16 of EITF 98-5. We further refer you to the guidance in Section II.B of the December 1, 2005 Current Accounting and Disclosure Issues in the Division of Corporation Finance. Revise your accounting for the conversion feature to comply with this literature as necessary.

54.   We note the liquidation value of your Series B and C redeemable convertible preferred stock is significantly higher than your carrying value. Clarify whether

the liquidation value is the redemption value of your Series B and C redeemable convertible preferred stock. In this respect, tell us how your accounting complies with SAB Topic 3.C and why you are not accreting to your redemption value.

55.   Revise the disclosure on your balance sheet to disclose the redemption amount of your redeemable preferred stock pursuant to Regulation S-X, Rule 5-02.28(b). In addition, revise your disclosure of the Redeemable Convertible Preferred Series B and C Preferred Stock to provide the combined aggregate amount of redemption requirements for each issuance of preferred stock each year for the five years following the date of the latest balance sheet. We refer you to Regulation S-X, Rule 5-02.28(c)(2).

56.   We note from your disclosure on page F-5 that you accreted deferred issuance costs from convertible preferred stock and redeemable convertible preferred stock in fiscal year 2003 and 2004. Clarify how your accounting for deferred issuance costs complies with SAB Topic 5A.

Note (8) Common Stock, Warrants and Options

57.   Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

- The nature and type of stock option or other equity related transaction;
- The date of grant/issuance;
- Description/name of option or equity holder;
- The reason for the grant or equity related issuance;
- The number of options or equity instruments granted or issued;
- The exercise price or conversion price;
- The fair value of underlying shares of common stock;
- The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and
- The amount and timing of expense recognition.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

58.   Please provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same

or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment.

59.   Reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

60.   Tell us what consideration you gave to the Practice Aid's disclosure guidance in paragraph 179. In this respect, for each grant date consider revising to include, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts) for options granted during the 12 months prior to the date of the most recent balance sheet included in the filing.

61.   We note your disclosure stating a third-party valuation specialist was used to assist you value your common stock. Please include the expert's consent following Rule 436(b) of Regulation C.

Part II

Recent Sales of Unregistered Securities, page II-2

62.   Revise to clarify for each 4(2) issuance whether the purchasers were accredited or sophisticated and were provided with the appropriate access to information.

* * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chris White at (202) 551-3461 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202)

551-3857 with any other questions. If you require further assistance you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (877) 767-8438
     Brian M. Katz, Esq.
     Pepper Hamilton, LLP
     Telephone: (215) 981-4000